Exhibit 99.1

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IMMEDIATE	15 October 2003

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

Results of Rights Issue – Level of Acceptances

The Company announces that under the terms of the Rights Issue announced on 4 September 2003, it had received, from those shareholders entitled to participate, valid acceptances in respect of 1.3bn new Ordinary Shares. This represents approximately 92 per cent. of the total number of new Ordinary Shares being issued.

Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd., will be seeking subscribers for the remaining new Ordinary Shares, which includes shares from those shareholders unable to participate, in accordance with the terms set out in the Prospectus.

Commenting on the Rights Issue Andy Haste, Royal & SunAlliance’s Group Chief Executive said, “The successful completion of the Rights Issue, along with our existing capital plans, will allow us to fund our future growth and to implement the strategy outlined on 4 September.”

–ENDS–

For further information:

Analysts	Press
Malcolm Gilbert	Richard Emmott
Tel:+44 (0) 20 7569 6134	Tel:+44 (0) 20 7569 6023

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Definitions used in the Royal & Sun Alliance Insurance Group plc prospectus dated 4 September 2003 shall have the same meanings when used in this announcement, unless the context requires otherwise.

This announcement does not constitute, or form part of, an offer, or solicitation of an offer, or invitation to subscribe for or purchase any rights, ordinary shares or other securities of the Company in the United States. In addition, the securities of the Company to be issued in the Rights Issue have not been, and will not be, registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold or delivered within the United States or to US Persons absent an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

Each of Goldman Sachs International, Merrill Lynch International and Cazenove & Co. Ltd., are acting for Royal & Sun Alliance Insurance Group plc and no on else in connection with the Rights Issue and will not be responsible to anyone other than Royal & Sun Alliance Insurance Group plc for providing the protections afforded to clients of Goldman Sachs International, Merrill Lynch International or Cazenove & Co. Ltd., respectively, or for providing advice in relation to the Rights Issue or any transaction or arrangement referred to in this announcement.